

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

May 19, 2010

Donald E. Graham
Chairman and Chief Executive Officer
The Washington Post Company
1150 15th Street, N.W.
Washington, D.C. 20071

  Re: The Washington Post Company
     Form 10-K for the Year ended January 3, 2010
     Filed March 2, 2010

     Definitive Proxy Statement on Schedule 14-A
     Filed March 24, 2010
     File No. 001-06714

Dear Mr. Graham:

  We have reviewed your filings and have the following comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Definitive Proxy Statement

General

1. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Executive Compensation, page 22

2. Please clarify whether the amounts in columns (e) and (f) of the Summary Compensation Table reflect the aggregate grant date fair value computed in accordance with ASC Topic 718. Please see Item 402(c)(2)(v) and (vi) of Regulation S-K.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact John Zitko, Staff Attorney, at (202) 551-3399, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Nicole Maddrey, Esq.
        Via facsimile, 202-334-4536